VIRYANET LTD.

Exhibit 99.2

FOR IMMEDIATE RELEASE

Contacts:

Albert Gabrielli	Jack McAvoy

ViryaNet	ViryaNet

508-490-8600, ext 3038	508-490-8600, ext 3090

VIRYANET TO RESTATE FINANCIAL RESULTS

RELATED TO TWO CUSTOMER TRANSACTIONS IN 2001 AND 2002

Southborough, Mass. — December 9, 2004 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced that it is restating its financial statements for 2001, 2002, and the first quarter of 2003 to reflect revised accounting treatment of two revenue transactions, one in 2001 and the other in 2002. Originally, the revenue from these transactions had been recognized, as it was deemed collectible at the time of the transactions. Due to the financial difficulties experienced by these two customers, which resulted in the default of payments to the company, the company made provisions for doubtful accounts for these receivables.

The restatement results from a review initiated by the company and assisted by its auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in connection with the company’s filing of a registration statement on Form F-3 with the US Securities and Exchange Commission. As part of this review, the company and its auditors reconsidered, in retrospect, the collectiblity of the receivables from the two revenue transactions at the time that revenue was recognized, and concluded that, in hindsight, collectibility was not probable.

As a result of the review, the company and its auditors determined that it would be appropriate to restate the financial statements as follows:

For 2001, revenue is reduced by $1.5 million, from $20.0 million to $18.5 million, offset by a reduction of $0.6 million in provision for doubtful accounts. As a result, net loss is increased by $0.9 million, from $14.6 million to $15.5 million.

VIRYANET LTD.

For 2002, revenue is reduced by $0.5 million from $8.7 million to $8.2 million, offset by a reduction of $1.0 million in provision for doubtful accounts. As a result, net loss is decreased by $0.5 million, from $11.3 million to $10.8 million.

For 2003, revenue is unchanged while other income is increased by $0.4 million, and net loss is decreased by $0.4 million as a result of the settlement of a credit insurance claim relating to one of the transactions. As a result, net loss is decreased from $2.3 million to $1.9 million.

The restatement will affect the company’s balance sheet as of December 31, 2001 by reducing other receivables and prepaid expenses by $0.9 million, from $2.0 million to $1.1 million and reducing shareholders’ equity by $0.9 million, from $8.7 million to $7.8 million. The restatement will affect the company’s balance sheet as of December 31, 2002 by reducing other receivables and prepaid expenses by $0.4 million, from $1.1 million to $0.7 million and reducing shareholders’ equity by $0.4 million, from $0.5 million to $0.1 million. The restatement will not affect the company’s balance sheet as of December 31, 2003.

The restatement will not change the total cash flow from operating activities for the years ended December 31, 2001, December 31, 2002, and December 31, 2003, nor will there be any change to the company’s balance sheet as of December 31, 2003. Further, there will be no impact on the company’s financial results for periods after December 31, 2003.

The company intends to file an amended Form 20-F/A that will contain the restated financial statements reflecting the above changes.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future

VIRYANET LTD.

financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet Ltd. as of the date hereof, and ViryaNet Ltd. assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated April 9, 2004, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.